Filed by Crown LNG Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Catcha Investment Corp

File No. 333-274832

Date: February 9, 2024

Crown LNG Virtual Analyst Day Transcript, Thursday, 8th February 2024

Caldwell Bailey: Welcome to Crown LNG’s Analyst and Investor Day. I’m Caldwell Bailey from ICR and I’m pleased to be joined today by members of the Crown LNG and Catcha Investment Corp. executive teams. In terms of format for today, the first half of the event will include prepared remarks from the team and we reserve the second half of the event for Q&A. We’d ask that you wait until this point to ask any questions and we’ll provide direction later in the call on how to do so. We’ll remind you that today’s event is being recorded, so please mute your lines when not speaking.

I’m happy to introduce the following executive members you’ll be hearing from today in order of appearance. Kit Wong, CFO of Catcha Investment Corp., Swapan Kataria, CEO of Crown LNG, Gunnar Knutsen, President of Crown LNG and Jørn Husemoen, CFO of Crown LNG.

Before we kick things off, just a few brief disclosures. This call may contain forward-looking statements including but not limited to, Crown LNG and Catcha Investment Corp.’s expectations or predictions on financial and business performance and conditions, product development and performance and expectations or assumptions in consummating the business combination between the parties and product development and performance. This includes but is not limited to the timing of development milestones, competitive and industry outlook and the timing and completion of the business combination. Forward-looking statements are inherently subject to risks, uncertainties and assumptions, and they are not guarantees of performance. I encourage you to read the current report on form 8K, which will be filed today and Catcha Investment Corp.’s filings with the SEC for a discussion of the risks that can affect the business combination, Crown LNG’s business and the business of the combined company after completion of the proposed business combination.

Catcha Investment Corp. and Crown LNG are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. With that, I’d like to turn the call over to Kit Wong, CFO of Catcha Investment Corp.

Kit Wong: Great. Thanks, Caldwell. Well, let’s get started. Do you mind bringing us to page six? Great. So good morning, good afternoon everyone. Good evening in case anyone is in Singapore, which is where I am. My name is Kit, I’m the CFO at Catcha and as Caldwell mentioned, I am very excited today to be presenting to you Crown LNG. We are joined here today by the three visionary leaders of Crown, Swapan, Jørn and Gunnar, who all bring decades of experience. I will let them introduce themselves shortly as they go through their sections of the presentation. Let me start here by introducing a little bit about Catcha for the folks who are a bit less familiar with us and a little bit about myself.

So Catcha is one of the earliest entrepreneur groups here in Asia and we have been very fortunate in some of our previous endeavors having bought six of our portfolio companies public. And we are very excited about Crown because I think it falls exactly in one of the principles of the group that has worked very well over the years, which is to take ideas and concepts which are well proven in other markets and bring it to new, addressable markets. So, for example, in the online [inaudible] space, we built up the iProperty and iCar business, and in the online video space, we have built a company called iflix and Frontier Digital Ventures takes that same idea and builds it out into even more frontier markets as the name suggests. And I think that’s exactly what Crown is doing here in the LNG space and I’ll go through that very shortly.

In terms of my background, I was a banker prior to joining Catcha and I think what I’m doing here is really just an extension of what I used to do for many years, which is to bring great companies to public capital markets. So yeah, that’s a little bit about Catcha and myself. Caldwell, would you mind going to the next page please? Great.

So let me briefly introduce the transaction at hand here. So again, the target company is Crown LNG and I’m from Catcha Investment Corp., the SPAC. We have signed a business combination last year in August and I think we are close to the tail end of the entire process and hope to complete the business combination within this month. Now, the purpose of the business combination is strategically to provide access to capital markets for Crown. And as part of that listing, we are looking to raise new primary capital for two purposes. One is to fund the anchor project that Crown has in Kakinada in India where Crown has a unique gravity based structure solution that is perfect to address the harsh weather on the east coast of India where there are not many terminals right now because of the hurricane situation. And this also supports the India government’s efforts to diversify the energy mix. So that is the first project.

And the second project, which is equally exciting and unique is in Grangemouth in Scotland where, because of the UK and broader Europe’s increasing energy concerns due to the macro situation, Crown has an exclusive opportunity to deploy a FSRU to help address this situation. Now, the valuation that we are contemplating here is just under 700 million and I’ll go through in the final section how we arrive at this number and we are looking to raise approximately 50 million of new primary capital as we go public to fund these two projects to achieve FID. So let me move on to the next page.

Now before I hand over to the Crown team, here’s a long list of many reasons that we are excited about Crown, but let me summarize three points to leave you with before I pass you to Swapan. So the first thing that I think we are excited about is around the business model of Crown. Crown is a LNG terminal infrastructure provider. It does not take any LNG commodity price risk. It provides access and so it takes a tolling charge on every molecule that passes through its terminal. So it doesn’t take any of the price risk and volatility that you’re seeing out there in the markets. Crown will enter into long-term contracts just as other similar projects here, 10, 20 year contracts with blue chip customers and this underpins a very stable cashflow profile as it hits first gas. That’s number one, the business model.

Number two is about the addressable market that Crown has and how Crown is approaching it. Obviously there’s massive tailwinds right now in the broader LNG space and within the LNG space, Crown has identified the harsh weather opportunity set that has fallen under the radar for many of the players out there, but it’s a very important region. It’s a very important market because geographies everywhere need access to energy and Crown is addressing this using a proven gravity based structure technology, which Gunnar will go through shortly. This is a proven technology in the oil sector and it’s been done since the 1950s, but Crown is driving this new push to use this proven technology in the LNG space. So that’s the second point around addressable market and how Crown is approaching it.

Now, the third point I wanted to leave you with is around the team and the partners. Now, as you see here, we have a team of very seasoned professionals. All the three gentlemen here have decades of industry experience under their belt and they are partnering with best-in-class EPCIC partners such as Aker Solutions, Wärtsilä, Siemens, all probably very familiar names to yourselves, who have validated Crown’s technology and are supporting them in their efforts.

So I think with that, those are the three points I’m going to start us off with. Let me pass over to Swapan to introduce himself and take it from here. Swapan, over to you.

Swapan Kataria: Thanks, Kit, and good morning, good afternoon, good evening to everybody who’s joining us today. Thank you for being here. I just want to take you through a short journey on sharing with you how we got to where we are and why there is relevance and meaningful differentiation in what Crown is offering to the market. And we have seen LNG as a need for energy security everywhere in the world, maybe for the power sector, sometimes for the fertilizer sector, could be for the city gas distribution in Asian countries and also for the petrochemicals and the industrialized nations. So when we looked at that, we had to pin it down that most of the projects are being built on land and if you find a landfall point with 20 meter draft and it’s accessible with an LNG vessel, it’s great. There’s no problem with that. You can still build a GBS, gravity based structure, cheaper than a land-based, but it is still buildable.

But there are areas where the landfall points are six meters, seven meters. If you look at specifically India for example, it was very, very difficult to build on land because five of the major six rivers of the country were silting and ending up into the East basin of India. And a lot of people had tried with engineering licenses to try and build on land, but it was coming out to be too expensive because you need to dredge and maintain a long deep channel to be able to operate an LNG terminal. On the other hand, if you had to operate a floating solution, then you had to basically give up two, three, four months in a year, any production because of the typhoon season or high wave conditions and gravity based structure sort of fit right in the middle.

So it’s not technically competing with the land or the floating solutions. It is a solution that we found which operates... I mean, a good example would be Gulf of Mexico. It has a hurricane season. If we were to operate a floating barge solution in the Gulf of Mexico, I think we would have a major challenge from a safety concerns. But if it was a gravity based structure, it could keep operating even if there was a hurricane flowing. So keeping energy security in mind, keeping that there was a solution required in many areas in the world, we have developed Crown to be able to offer that to various countries and various places.

It ties in very well also with the United States production, barring Mr. Biden’s comments. There is a lot of molecule available in the United States and there will be more growth and those molecules will have to find a home. So we started developing this project, I think, from 2017 in India and today we have full licenses in India for a gravity based structure that can operate 7.2 million ton input capacity for an extended period of time. And once we’ve achieved that milestone to be able to get fully approved by the Indian government, we’ve decided to take this public not only to help us raise capital and deliver this project, but also follow up other projects and scale up the offerings of Crown over the next few years. Caldwell, can we move to the next slide please?

And this slide will present to you the value chain and it has these liquefaction and reification marked. Although we are focusing on reification right now, but our solution can be offered for liquefaction. Just as easily, we are targeting a project in Northern Atlantic Canada. It’s too early stage right now, so we haven’t included that into our process as yet. But once we’ve focused and gone to a delivery point with our Indian project and our Scotland project, we want to follow it up with a potential Canadian project for liquefaction as well. Caldwell, can we go to the next slide please?

And this flows into what I was saying earlier, the differential between a flowing based, gravity based and a land-based. So essentially, just to draw out a picture, if you’re building something on the land, it’s going to be more expensive than building it on water traditionally, but gravity based structure will fall between the floating and the land based. So that’s where I think the CapEx mode is and it has a lower operational expense as well and it can be designed 40, 50 years of lifespan. And as we go further, I’ll introduce you to Gunnar Knutsen, he is heading the engineering and the creator of the solution for us. He’ll be able to explain you what are the benefits of gravity based structure as we move forward.

Caldwell, can we go to the next slide please? Gunnar, can I hand it over to you here? It’s a good point for you to break down the gravity based structure and show everybody it’s been out there in the industry for a while and why we selected it and how we put together the EPC partners.

Gunnar Knutsen: Thank you Swapan, I will take over for a couple of minutes or maybe more. First, I would like to introduce myself. My name is actually Gunnar Knutsen, joke to Swapan. I have spent my whole career in the oil and gas business in Norway and globally. I have done close to 30 years in project management of major infrastructure projects, some of them being gravity based structures. I have done more than 10 years in the LNG business, focusing on developing LNG terminals and I’ve had positions as Senior Vice President of Höegh LNG and also CEO of Höegh FLNG, which was a company daughter of Höegh LNG. At Höegh, my responsibility was to develop solutions of floating LNG production or what we call liquefaction. I also served as CEO of an American energy company and then ultimately, Swapan, Jørn and I partnered together to build Crown Energy back in 2016.

The gravity based structures is a well proven technology. It has been used for the past 50 years in the North Sea, offshore Newfoundland, i.e. Arctic Canada, and Arctic Russia for both oil and gas production. More people think that it’s only used for oil, but I would like to draw the attention to what is called the troll A platform number three from left on the lower line. This is the biggest structure ever built. The concrete structure is 340 meters tall and then comes the top side, which is probably 40 to 50 meters tall as well. This is a pure gas platform, but it doesn’t produce LNG. It cleans the gas and sensors through pipeline down to Central Europe and probably also to UK.

Most of these structures that you see here have actually been at least designed and also designed and built by Aker Solutions, our main EPCIC contractor. Our GBS for Kakinada will be similar to the Adriatic LNG, the only GBS based regasification terminal in operations to date. It was commissioned in 2009. It was built for... I’ll come back to that anyway. In addition, Novatek from Russia is currently developing a huge gravity based structure project in Arctic Russia. Next please, Caldwell.

A gravity based structure for LNG is basically a big concrete box. When it’s empty, it will float so we can easily tow it from a construction yard or what is called a dry dock. We will then use a combination of water and solid ballast to submerge it and make sure that it rests safely on the seabed. Inside the GBS, we will install special insulated LNG tanks to store the LNG and then we will bring that LNG from those tanks. We will have two tanks. There are special technical reason for that, which I don’t want to get into. We will then bring it up, pump it up to the process plant. That’s the process plant, sits on the top of the GBS and what you see to the right-hand side here is actually the layout of our Kakinada terminal. This is where we heat up the LNG to, in this case, plus 10 degrees C before we pump it through a pipeline into the Indian gas net.

We can actually use the GBS, this kind of structure, for a lot of applications. We can use it for regasification system for Kakinada and as Swapan said, we can use the same type of structure for the LNG liquefaction facility. We can use it for a gas to power system or even a hydrogen production system. Yes, thank you. Next please.

Sorry. Yes, I’ll continue to comment on this. This is a video that we made for how the GBS is constructed. As I said, we will build the concrete GBS in a dry dock. We use a system called slip forming, which is used on most taller GBS or concrete structures. Very known technology. We will build it in sections and it’s a continuous process until it has been completed. This is during the lower part, where we will have the ballast that is covered up by a deck and then comes the top section where actually you see the wall in the middle, which actually serves as a support for what is coming on top of the process plant. Then we install the membrane tanks or either isolated LNG tanks. We covered it with a new deck, which is called the top slab. And then we bring in the whatever process plant we have. Well, this is a little bit out of sequence. As I said, we bring in the process plant, most likely, or normally, built as modules, most likely on other fabrication locations. And we lift them up to the GBS to install them and hook them up together so that we have a system. And then we test it to the extent possible. And then comes the trick: we fill the dry dock with water, take down the outer wall, and then we can easily tow it by tugs to the location where it will be installed.

In our case, we will most likely build it in a dry dock just south of Kakinada Port. So, we will have a 19, 20 kilometer towing distance out to the location at 20 meters of water inside the Kakinada Port jurisdiction. Then, as I said, we use ballast to make sure that it sinks down, and we will then rest safely on the seabed for the next 40 years.

And then the LNG carriers will come along alongside, and we will pump that LNG into the tanks. So, the GBS serves as the platform, or an artificial island, for the process plant. It serves as a jetty and also a break water for the carrier, which makes it unique for harsh weather conditions.

And then the gas is heated up and pumped through a subsea pipeline into land and connected to the gas grid. Next slide please, corporate.

Let me talk a little bit about our partners.

We have selected AkerSolutions as our main EPCIC contractor. They have done most of the GBS structures in operation in the world today. Even for the Russian project, they have done the early phase design of the GBS. There is only one of the extra built GBSes, the Ekofisk tank, the first one ever built, in the seventies; that was done by other company. Apart from that, all other projects, Aker has had some kind of involvement, and actually been the main contractor for most of them.

Together with Aker, Wartsila Gas Solutions will deliver the regasification system. They have done more than 20 such systems for FSR use, so they are by far the biggest supplier of that kind of system. I think everyone has heard about Aker and, sorry, Siemens Energy. They have installed close to 7,000 gas turbines around the world to date. Both Wartsila and Siemens will work as subcontractors to Aker, so Aker will be the single point contractor for us, which is the best possible bankable solution from our point of view. Next one, please.

People often ask about the competitive landscape. It is a fact that only GBS-based regasification terminal is actually done by Aker for Adriatic LNG and SNAM Exxon and Qatar Energy. We are the second company taking advantage of that, all Norwegian technology, and putting together a system based on all known parts. But, kind of, we do it because we have to do it. People haven’t really looked at that alternative. And I think the reason for that is that all the other companies that are working on offshore solutions for LNG are former or old shipping companies, and these kind of companies tend to look at only one solution, and that is something we call ship-shaped solutions. Or, actually a ship.

Even when I was [inaudible], I talked to the people, and actually to my chairman, and said that, “Why don’t we do a concrete barge, or a steel barge, and submerge it in shallow water?” And he said, “My Gunnar, we are a shipping company. In this company, we talk, we think about, ship-shaped solutions.”

So that’s why we are unique. We have a unique solution. We have the absolutely best partners to execute this project.

Then I think I would like to hand it back to you, Swapan.

Swapan Kataria: Thank you, Gunnar. I hope everybody enjoyed that video. And, there was one thing that I want to mention in that video is, originally when that video was made, we selected a dry dock which was on the other side of India because we needed a deep enough dry dock. So, the video kind of showed that it was from the west coast traveling to the east, but it’s no longer the case. We are only about 20 kilometers away where we will construct the GBS and take it to its site. I’d like to-

Gunnar Knutsen: I understand that. Swapan, can I just break? When you say that, that is a hundred percent correct. I just wanted to mention that even doing that towing is not a technical issue, it’s just a cost and time issue.

Swapan Kataria: Right. Right. So, there was a big cost saving to move from the west coast to the east coast, just for the construction yard. Can we move to the next slide, Caldwell, please?

I’d like to take a moment and share this slide with everybody today, because when we started doing the gravity-based structure for India... And originally, we thought of doing that in the US in the Gulf of Mexico, but we ran out of market for the liquefaction, and there were quite a few licenses back in 2016-17, when the price for a spot cargo was so low that there were no long-term contracts available to justify fundraising in the US.

Anyways, we look at the rest of the world; where else can there be similar weather conditions, water conditions, as... Not as bad as Gulf of Mexico, but similar. And, believe it or not, there are a lot of places, as you can see it on the map. And that was really the start. We selected India to go ahead with because, at the time, India was the fifth-largest importer of LNG, and was poised to go to number two. I think today it’s number three, and they’re now wanting to increase their gas mix in the country from six to 15%, which means that they have to go from 42 million ton in Riga capacity to over a hundred million ton in rigas capacity to achieve that 15%. And, in order to do that, they need to construct not only our project but probably 10 of these.

And as of now, the ones which we have heard or seen around us, and including us, it’ll probably get them to about 70 million tons. They would still need about 40 million ton more, 30 to 40 million ton more, to achieve just the 15% target. But, we just wanted to share the slide with you for you to know that there are opportunities in different parts of the world.

A good example on this, the sheet, would be something like the Dominican Republic. We have not yet started targeting these. We will do that once we are on track with our funding and achieving our FID for our Indian project. But, the Dominican Republic would be a good example to build an integrated power plant. It’s an island community. It has a high dredging requirement for being able to access LNG cargoes in and out of ports. So, the only best solution is to leave that liquid molecule and a power plant on top of A GBS to operate maybe 20-30 kilometers offshore and service the island requirement. Just to draw a small picture, a side picture, for you to understand that even integrated power plants has a huge future for crown on a gravity based structure. Caldwell, can we move to the next slide please?

I think it’s important to give a snapshot of what exactly are our projects right now. And, our anchor projects are in blue. You can see the flag of India, with a 7.2 million ton. It gives you the CAPEX, and just a snapshot of what the project is. And, Scotland is a 5-million-ton facility. Why we are targeting these two markets, I’ll talk a little more about it down the road, but we also want to mention that, South Vietnam, we’ve selected Vung Tau province to look for a 10-million-ton site which will act as a regasification hub for Vietnam. We will start focusing on it once we have the bandwidth to do so.

And, I’d mentioned the Canadian Liquefaction project earlier, and you can see it in this slide, that “What are the highlights of that?” And the reason we are looking at Atlantic Canada is because there are two... There’s one operating basin, there’s one being developed, and then there’s another one Bay du Nord, which will be developed by Equinor. So, there will be ample gas available down the road, and we’d like to be there to try and work with these big companies, to be able to monetize, help them monetize their gas, and also monetize our GBS solution with them. Caldwell, can we move to the next slide please?

India. I had mentioned a little bit about five rivers ending up in the east basin of India. This will give you a little bit of a picture to take back. East coast of India has always been prone to a typhoon season every year. So, there were a lot of people who tried getting licensing for a floating bot solution; and also for land-based. Land-based was coming out to be very expensive because of the long dredge, and maintaining that dredge for 20-30 years, and floating solutions could not give a 365-day operational window. So, that is why most of the LNG projects in India came up on the West Coast. There are only two of them so far on the East Coast.

The reason the other two happened was because they are integrated large ports. They’re doing container terminals, they’re doing I don’t know, or they’re doing coal, brake bulk cargoes. So, LNG is an add-on so they could justify the cost of heavy dredging. But, in case of Crown, we don’t have to worry about dredging because we are offshore. We are connected to the pipeline network through a subsea pipeline. And on the landfall point, we will only have a metering station.

So, that gives you a little bit of detail on our Indian project. And, if we can move to the next slide, I think it’ll be... At this time, I’d like to hand over to Jorn, our CFO, and he will give you a little bit of explanation on the financial aspects of each project.

Jorn, back to you.

Jorn Husemoen: Thank you, Swapan. My name is Jorn Husemoen, CFO of Crown. Been with Crown since we started it more than eight years ago. Before that, I was CFO in the telecom infrastructure business working for Ericsson. Mostly international working. I spent five years in India as the CFO of Ericsson in India, and then I worked in the corporate headquarter of Ericsson in Stockholm, also on corporate finance, before going to China and spending five years in China as the CFO of Ericsson in China. I returned to Norway in 2009 after two years of work in a technology company in the US.

So, I’m very excited to talk to you today about what we have done on these different anchor projects that we had. For the Kakinada project, very important for you to carry with you is really: this is a fully approved project with 365 days of operation approved by the government. This has been a lot of work put in by the team, by Crown, and this includes that the exact location has been selected; the gas distribution infrastructure is in place. We have the right to develop the terminal, and everything is completed on fast track to FID. We have invested so far more than 45 million dollars. What remains to be done is, really, a feed study, and we need to get the final engineering done by AkerSolutions so they can give us an EPC contract with a fixed price. And then, in parallel, we will sign up the clients and move the project to FID. The plan is to have it ready by mid-2025, end of 2025, for FID. And, the first gas being delivered from the project in quarter one or during first half of 2028. The remaining capital to bring this project to FID is between 30 and 35 million dollars.

Next.

This is the illustrative timeline for First Gas for Kakinada. After, we will kick off the next phase now, after this round of funding. We will need another 18 months to achieve FID. And, I touched upon that main activities, really, to bring it to FID, related to the EPCIC contract and the engineering part. The detail engineering and the construction will take another three years, and this will be done as Gunnar explained. The construction will be done in Kakinada with equipment being sent in as module and assembled on site. First gas then is after installation and has 72 hours full throttle test. Then we will take over and operated for another 30 to 40 years. Next.

What has been very important for Crown, and for our team from day one... Because, these projects are going to be project financed at FID, which means, from the beginning, we have been working with the best EPCIC partners to develop it. But, we have also focused on really bringing on board blue chip customers. We know it’s very important for the banks when they’re going to do the project finance together with us. We are operating on a fixed price basis, with terminal use agreements on a use or pay, or take or pay, as you say, which will bring, really, a high IRR. You will see it from the financial models that we’ll present later. So, all in all, this has been, from actually day one, the focus of Crown and the management team. Next.

Then, very important for us of course is to get to FID with a solid financial revenue model. And this is an illustrative revenue model for Kakinada. You see three core categories of clients and revenue streams. Of course, very key for the project finance is the Indian Strategics, which will sign 20 years terminal use agreements. So, 60% of the capacity will be booked with these clients at what we believe is one of the most competitive price levels offered today, at US dollars 85 cents per MMBtu. Then, we have a set of private enterprises which will come on board with 10 years terminal use agreements at a slightly higher price. And then, we are required also to reserve 15% of the capacity for spot cargoes and short term contracts.

Here, we have stipulated five years spot terminal user agreements.

All in all, this will give us an average price per MBBtu on a tolling basis of 91 US dollar cents per MMBtu. And, of course, this will also then give us a very solid revenue run rate when we get into operation with first gas of 286 million the run rate. Next.

This is where I would ask Swapan to take the scene again and talk about Grangemouth.

Swapan Kataria: Thank you, Jorn. For the benefit of everybody, the UK is, as we all know, is an island. And I don’t know if anybody has ever gone through the details of how the gas is actually imported. LNG comes in mostly to the south end of UK; one on the southeast end and one on the southwest end. And, there’s nothing in the north. So, we’ve seen a lot of... We were originally developing this project working with a power plant developer for Scotland as an anchor for supplying gas to them from an infrastructure perspective.

But, after the war happened in Ukraine, energy security focus changed, and I think now the realization is that there should be one facility in the north, and that’s how we came into discussions with the government and the authorities to try and fast track a potential facility in the north.

And this, because it had to be done quickly, we had to adapt to the requirements of the customer and the market needs, and we have now pivoted to do a typical FSRU. I’ll hand over back to Jorn. I think it was important for everybody to understand why we are doing an FSRU in Scotland and why it is so important to have it on fast track. But, I will hand it over back to Jorn to explain a little more on the economics of this project. Caldwell, can we move to the next slide please?

Jorn, back to you.

Jorn Husemoen: Thank you, Swapan.

Yeah, so for Grangemouth Project, this is a project which is actually now on the fast track, and it’s really because of the energy situation in Europe and in the UK, and is really because the energy security needs of the country, and the region of the country, is really key. What we have done so far here is really that we have secured the location for mooring the FSRU. We have an exclusive agreement with GBTron for actually developing the project, and the more insight is secured and we have a very close access to both the Scottish gas network as well as the national gas grid, which is 10 miles from the port. One is remaining now, what we will kick off now is really pre-consenting process, which will actually take us to an early FID because of the urgency of this project, supported also then by the government that wants us to deliver this as quickly as we can. And we expect then to complete the pre-consenting process within six to nine months from when we start. And in parallel here, of course, we will also look at candidates for converting a carrier, an LNG carrier into an FSRU, and a lot of activities here will happen actually in parallel. You will see that on the next slide.

Our clients here will be the largest importance of LNG into the UK and the project is really based on 2 MTPA with these large importers which will go to the grid. And then we also have 1 MTPA out of the five which is done for other applications and other enterprise clients. We have spent so far to date around $5 million on this project, mainly to secured exclusivity and to do the preparation that you see on this slide. And we will need another $7 million to bring this project to FID. Next.

As you see from this illustrative timeline for the first gas for the Grangemouth project, you will see a lot of activities going in parallel. So the consenting process and the initial part of the sourcing of the LNG carrier and the pre-FEED engineering will actually go in parallel here within the next six to 12 months. Expected FID, during the second half of 2024. After, we will have 30 months of construction period to land that delivery during early 2027 and first gas at the same time. Next. Here we see a similar model to what we saw for the India project. It’s an illustrative revenue model for Scotland and here we are talking about 2 million tons of the five, which will be with the UK National Grid deliveries, 15 years term user agreements, user pay, totaling fee basis as earlier and we have 1 million tons for other enterprise clients which will also be part of the initial phase.

We will be able to take FID based on the 15 years terminal user agreements with the National Grid and we have still 2 million tons of the capacity reserved for the GBTron power plant, which will probably need a lot of time before it’ll be consented and approved. We estimate it to be online around 2030. We have not included this revenue stream in our financial modeling so far, but we have reserved the capacity for this client. So with these two initial revenue streams, we will have an annual revenue per year of $166 million. To be added then, when the power plant is online, another $110 million in Grangemouth. Next. This is where I invite Swapan to come and talk about Vietnam.

Swapan Kataria: Thank you, Jorn. I appreciate it. I just want to quickly wrap up what Jorn was trying to explain on the UK. The power plant that Crown was working with from GBTron is actually a part of the carbon capture cluster which the Scottish government has formed in Grangemouth. Our attraction towards Grangemouth was primarily due to everything being a part of this carbon capture cluster. So it is the largest industrial cluster for carbon capture and the government is focusing on it. There needs to be a recommissioning of one of the National Grid’s pipelines to carry that carbon from the cluster to the North Sea oil fields that have depleted so that they can actually sequester carbon back into it. So with that said, the power plant, as Jorn pointed out, is going to take a little bit of time because that carbon capture cluster is taking its own process and we have to abide to it.

But moving on to this slide, which you can see in front of you now, is Vietnam. As you can see, the south of Vietnam is what we are focusing on in Vung Tau. And the purpose of looking at this site that we’ve kind of honed down on is because South Vietnam had offshore gas fields which have depleted, but there are existing pipelines that are connecting those fields to the land network. So we are trying to basically be in the vicinity of those pipelines so we can connect it easily. We don’t have to go through too many regulatory issues if we are connecting to an existing pipeline and utilize the pipeline capacity which has really run out of use now. So I mean manufacturing is moving from China into Indonesia, into Vietnam, into India and there will be a need for a lot of power generation.

For example, in India, the primary market would be city gas distribution, fertilizers before you look at power plants. But in Vietnam, the primary market would be power plants and then fertilizers and industrial sectors and city gas distribution. With that said, we will move on to the next slide to give you a little bit of information also on the Canadian project. Newfoundland is the easternmost province of Canada. There are operating oil and gas fields in offshore of Newfoundland, mostly operated by ExxonMobil and Cenovus of Canada. So these guys are sequestering back the gas into the reservoir because there is no way to monetize it and we are working with them, as I mentioned earlier, that hopefully if there is enough quantity of gas that comes together with the new developments, we will be able to build a GBS to service the monetization process for that gas.

Hope that helps you understand the Canadian project and the potentiality of it a little bit. Next slide please. And with that, I think I want to thank everybody from my end at least to be able to listen to us today and understand where we came from, how we got to where we are. And I’d like to hand it back to Kit now and Kit can give you a transaction overview of what we are trying to structure now with the business combination agreement. Kit, back to you please.

Kit Wong: Great. Well, thank you, Swapan. So in this section I’ll go through some of the transaction parameters and also the projections as well as some valuation perspectives based on these assumptions here. So let me start with this slide which just gives you an overview of the transaction. So picking it up from the first slide, which I opened up with. So as we mentioned, the enterprise value $685M based on the business combination, this really comprises approximately $600 million of pre-money valuation for Crown today. And together with that, $50 million of new money coming in and $75 million of promote shares, and that brings us to approximately $725 million pro-forma market cap. Now of course, this assumes that gross proceeds of $50 million is raised and $40 million of cash is held on a balance sheet, just as the tables here.

All Crown shareholders will be rolling over 100% of the equity and they own substantially most of the business, 83% of the combined business. Now let me flip to the next page. We’re going into a bit more detail on all of these. So let’s talk about the use of proceeds on this page. So as Jorn touched on earlier, the Kakinada project, based on the current budgeting, we expect to bring it to FID of approximately 30, $35 million of proceeds. Now the bulk of that is obviously the seabed survey being a gravity based structure that connects to the seabed. So that is, I think, the bulk of the expenses here. The Grangemouth project is a simpler project, it’s a much more well understood, precedented, and in a benign weather environment.

So I think with a much smaller number we should be able to bring that to FID. So the Grangemouth project combined with the Kakinada project, you see the breakdowns here, brings us to approximately $40 million over the course of the next couple of years to bring it to FID. Now going public transaction expenses of $10 million so that brings us to the total capital raise of $50 million. Next slide please. Now, we’ve tried to summarize all the key projections into one easy to look at, easy to understand slide. So this is that slide. So going across the page from left to right, call it the three phases or the three stages of the projects. So we are on the left side, so two FID, and the middle columns are the FID economics, and the right side is the good stuff, which is the expected capacity, revenues, and EBITDA once we hit first gas.

So let me walk you some of these numbers. So for Kakinada, following up the previous page, $34 million to achieve FID. Now once we achieve FID in approximately 18 months or so, we can start the construction of the terminal. Now the all in construction cost, the estimate right now is approximately $1 billion and we will be putting in place project financing just as is consistent with a infrastructure project of this magnitude and scale. Now we estimate 80/20 debt to equity ratio and to raise the 20% equity we will have to dilute Crown’s stake in the project and that breaks it down from a hundred percent to 75%.

Now once the project achieves first gas, based on again that slide that Jorn had walked through on the revenue model, based on the 7.2 MTPA name paid capacity and what we see and expect right now in terms of the total charge, we project a revenue of slightly under $300 million with an EBITDA margin of slightly north of 90%, so slightly higher than $250 million. Now for Grangemouth, again the similar concept, $6 million to FID and FID later in ‘24, the construction cost is approximately half a billion dollars. Again, it’s a much smaller project and much more precedented compared to the GBS. Again, same project financing assumptions of 80/20 and diluting ourselves down to 75%.

Now at first gas, with this 3 MTPA, excluding the 2 MTPA from the power plant, the target revenues are approximately $160 something million. We have an EBITDA margin of... We’re targeting about $130 million at 78% or so. Now it will be lower because I think it is a higher cost environment over there. So all in, I think that once both projects are up and running, we’re estimating approximately $450 million of revenues and approximately $4 million of EBITDA. Now I think another thing to highlight here, I think to the point Swapan and Jorn made about the attractive returns, if we look at the construction cost over the EBITDA, I think the breakeven is approximately four to five years if you divide just a billion over 260 or 500 million over 130. So we think that’s pretty attractive economics that are coming from our projects.

So let me move on and talk a little bit about how we translate that set of projections into some valuation perspectives. So first of all, I think, to underpin our valuation, we have to make an estimate of what is the fair valuation range for Crown once we achieve first gas a few years out. So now obviously there are no direct comparables to Crown, but we look at a set of listed LNG companies out there. I think we do think that an eight to 10 times EBITDA multiple for a fully operating contracted terminal is a fair range. And so we take that eight to 10 times and apply to the 2028 EBITDA for Crown. Now I’ll just point here and highlight that I think NextDecade is also a company that went through the SPAC journey. So quite similar to the journey we’re embarking on here. Next slide please, Caldwell.

Great. So on this slide I tried to summarize the logic behind the valuation, building on the previous slides that we have just walk through. So again, taking the eight to 10 times EBITDA once first gas is flowing according to estimates, that gives us an approximate enterprise valuation of, call it, three to $4 billion. And that’s, I think, the enterprise value. So obviously we had take out the net debt from there because we would have pulled on quite a lot of debt at the project financing. That’s approximately $1.2 billion. So the equity value would be approximately, call it, two to $2.8 billion.

Now we would have also had to dilute ourselves in order to raise the equity. So the 25% dilution translated into Crown’s share of equity value approximately, call it, $1.5 billion to $2 billion in the future. Now we obviously have discounted back to today because it does carry quite a fair bit of execution and development risk and we have discounted it at a rate of return of 25% per annum. So that 1.5 to $2 billion brings us to approximately 600 to 800 pro-forma equity value today, which is in the range of the valuation that we discussed earlier. So this is the logic of how we built up the numbers and arrived at the valuation that we are at today. Next slide please, Caldwell.

Now moving away from valuation, just looking at, I think, the sort of broad energy sector and de-SPAC, I think we are in good company. There are a number of energy companies that have announced, I think... Well, went ahead of us and here’s a few more names and I’m sure you’re aware of, I think, quite a few more live deals as well in the space right now that are also looking to close the transaction. So I think we’re in good company overall. Next slide please, Caldwell. Great. So I think we are at the hour mark, and that brings me to the last slide here, which is the same slide that I think... One of the first few slides that I opened with. So with that, I’ll leave it on this slide and pass it on to Caldwell. I think we are moving on to Q&A.

Caldwell Bailey: Thanks, Kit. We’ll now like to kick off the question and answer session. If you’d like to ask a question, please indicate so by selecting the Raise Hand feature on the bottom right of your window. If you don’t see that button, you can also press Alt+Y to ask a question and raise your hand. If you’re unable to do so for any reason, please type, “Question,” in the chat feature. For those dialed in by phone only, you can raise your hand by pressing *9 and we’ll identify you by the last four digits of your telephone number. We’ll aim to take all questions in the order received. Before asking your question, please make sure you are unmuted and identify your firm or affiliation and we will take a few moments to poll for questions. And our first question is coming from Sherif Elmaghrabi from BTIG. Please go ahead.

Sherif Elmaghrabi: Hey, good morning, good evening, everyone. Just a quick question on the gravity based structure in India. What stops it from facing the same silting issues as the on-source solutions there? And are there any recurring costs once a project’s online associated with dredging or anything like that?

Swapan Kataria: Thanks, Sherif. This is Swapan and I’ll basically answer this question, but I’ll handle all the direction of questions. If there is any specific person from our team, I’ll get them on board to answer it. I think Gunnar can add a little bit to my answer here, but there will be no need for dredging the site that we’ve selected, Sherif, beyond the silting area. So we do not expect any dredging over the years and there is no ongoing costs for dredging. The selection process for the site and actual location has covered a lot of these points already. Gunnar, do you want to add anything to that?

Gunnar Knutsen: No, you’re hundred percent correct, Swapan. This site is in 20 meters of water and it has been 20 meters of waters for many, many years. So dredging is not an issue whatsoever. Building it in just out of Kakinada port, we will need some additional dredging to get it out through the shipping channel, but the Kakinada port has already said that they will take care of that before we need to tow it out. Also, then the reason why we are doing that next seabed survey, which is called a geotechnical survey, is to fully understand the seabed so that we can design the bottom part of the GBS the right way to make sure that it will remain there safely for the next 40 years.

Swapan Kataria: Thank you, Gunnar. Sherif, thank you for that question. I hope that answers it. Back to you, Caldwell.

Caldwell Bailey: Thank you. And again, if you’d like to ask a question, please press the Raise Hand button. Our next question, which is coming in over chat is, “How flexible is project order and in terms of flexing to the Canada or Vietnam projects quickly, what if fundraising or other factors, complicated developments in India and Scotland?” So it looks like a question about timelines.

Swapan Kataria: Perfect. I don’t know who asked the question, Caldwell, but whoever did, I think it’s a very intelligent question. See, on the India, these projects are really focused on market demand and the need for growth in India and also in Scotland is immediate. So we do not see any delays. Of course, if there’s a hand of God for something to happen that we cannot help, but otherwise these projects are going to be moving forward the way they are. For us to be able to concentrate on Vietnam, Canada, or even all the other sites that you saw on one of the slides with the whole globe of potential probabilities, we will be able to do that once we have the financial bandwidth to do it.

So we do intend to carve out as we grow over the next 12 months to try and raise more capital if we can and also do some other joint ventures that we might be able to in some countries. But can we flex between projects? Of course, we can. There’s not an issue. Would we want to? No, we’d like to focus and deliver the projects that we’ve been bringing so far ahead already, but if we were given the opportunity, I think Vietnam, and Canada can move much forward depending on the financial bandwidth. Thank you.

Caldwell Bailey: All right. Thank you for that, Swapan. We do have another question coming in from Frank Galanti from Stifel. Please go ahead, Frank.

Frank Galanti: Yeah, thanks for taking my question. I wanted to ask about customer off-take agreements. The sort of numbers you showed seem pretty attractive but seems kind of a little ways away. Can you talk about confidence around getting that sort of customer profile and signing those off-take agreements? What sort of gives you confidence that you’re going to be able to get those agreements in due course?

Swapan Kataria: Thank you for the question, Frank, and you’re a hundred percent right. We may have the best team and great EPC partners, but we can do anything without having a customer that has the ability to pay for a longer period of time. I want to attract two major points here in my answer. Number one is GBS being cheaper than a land-based terminal. Our pricing per MMBTU is actually the lowest in India. We’re more than competitive. To give you an example, I think on the East Coast, the other two projects are probably charging anywhere between 7 to 15% more than what we are charging.

So from a cost perspective, I think we’re okay. The customers on the other hand, I think in India specifically, are more than what we can even service. The demand for gas is there. It’s only a matter of us getting to that FID to be able to sign those contracts. So as of now, I don’t know if you remember the slide, one of the slides Jorn was talking about is that we are looking at about 4 million tons, 60% of our project capacity to be on a 20-year contract. I mean, technically if we were to break it down, even less than that would be our breakeven.

So as of now, we are negotiating or discussing maybe with four or five customers potentially who can take at least 2 million ton. So we only need two of them. So my answer for that is that there are a lot more. If we had a larger capacity, we’d be able to sell more as of now. So we’re not worried about customers. We are more worried about getting there so we can actually sign those people up.

Just to give you an example, GAIL: Gas Authority of India, while this project was under development for many years, even before us because when we acquired this company in 2017, it was a fully approved license on a floating solution on an FSRU, but it had only an operational window of 271 days. So it was not being able to move forward. After our acquisition, we went through detailed engineering filings, environmental impact assessments, coastal management clearances to actually get to a 365-day window.

But while we were doing that on the other side, GAIL already built a pipeline to the Koottanad Port, and the reason they did that is because they expected this project to be already up and running. So the commitment of customers and the market is there and people like GAIL have already even invested a large amount of money to draw a pipeline to the facility. But we will get there once the engineering solution is done and the EPC contracts are signed. I hope that gives you a little more color, Frank.

Frank Galanti: Yeah, no, that’s super helpful. Then I also wanted to ask about regulatory approval in the UK. We’ve seen, well, a new fortress has been trying to do one in Ireland. I know different country, but they’ve been sort of stonewalled from going through the regulatory process even though the demand is there. Can you talk about what progress you guys have made on that front and do you see any issues getting regulatory approval for that project?

Swapan Kataria: I think Ireland community and the UK community and requirements are very different. I agree it’s a different country, but it does beg the question. We have been guided to go through what is called the pre-application consenting process and pre-application consenting is the best and the most quickest way for us to know whether the government will approve this project or not. So our intent is to file that within the next six months and once we have the pre-application consenting, then we can parallelly run those workflows that you’d seen in the slide because then calling an FID becomes much easier.

At the moment, what we have experienced is really a lot of support from the government because in order to have energy security, I think they’re waking up to the fact that they do need on-demand power and an alternate facility because right now, if any of those two or two-and-a-half facilities that UK has on the Southend were to stop working, it’ll be a huge problem because there is no other way to get gas. There is certainly availability through interconnectors with Europe, but that is not what they want to depend on after Brexit.

Frank Galanti: Great, thank you very much.

Swapan Kataria: Thanks, Frank.

Caldwell Bailey: Again, if you’d like to ask a question, please press the raise-hand button at the lower right of your screen. We do have another question coming in on chat. “It seems as though, as you said, you are a category of one. What is the one thing that you would most like people to take away from this presentation in terms of what makes you standalone or what is misunderstood about your business model in relation to others?”

Swapan Kataria: Thank you. I think if you ask me, we’ve been working at it for a long time. One of the most misunderstood things that people are thinking of us as a competition to FSRU. GBSRU or a gravity-based structure is not a competition to FSRU. We are going into areas where it’s very difficult to build on land, very expensive to build on land, and it’s very difficult to get 365-day operations from a floating solution. We are not in competition with them. We are only adding market space, market access, market availability, and more molecule distribution through adding gravity-based structure as an added advantage solution apart from the land-based and the floating, which is already available in the traditional markets.

Caldwell Bailey: All right, thank you for your question. We also have now a follow-up question from Sharif at BTIG. “As we think about future projects, is there an upper limit,” I believe he’s referring to an upper limit of water depth, ... “at which a GBS solution is feasible or is there a way to roughly think about CapEx per meter of water depth?”

Swapan Kataria: It’s a very interesting question, CapEx per meter. I’ve not been asked that question before. Sharif. I’ll hand it over to Gunnar to answer.

Gunnar Knutsen: Thank you as well. I have actually discussed this with Aker. As a comparison, the Arctic LNG sits in 29 meters of water. We are sitting in 20 meters of water, and after my discussions with Aker, they are basically saying going below 30 meters is a stretch because the uplift forces will be very, very high. So we have to build it bigger, more expensive, and more balanced. So I would say that down to 30 meters, that is where we are looking.

Swapan Kataria: Thank you, Gunnar. I hope that answers Sharif. So this is not a deep-water solution, gravity-based structure is. We’ve only talked about the pros, but I think if there were to be a con on it, it would be that it cannot go deep water. It is a nearshore solution.

Gunnar Knutsen: Having said that, Swapan and Sharif, if I go back to [inaudible], I’m just not being creative. I can see I can only think about alternatives or the way to do it, but I will not go into that technical discussion.

Swapan Kataria: Thank you, Gunnar. Thanks, Sharif. I hope that helps.

Caldwell Bailey: Thanks for the follow-up Sharif. Again, if you’d like to ask a question, please press the raise-hand button. We do have another one coming in. Asking a question about supply chain, it seems, “Where is your greatest supply chain risk? Seems you’re working with well-known, probably well-supplied partners, but where does the greatest risk in your eyes come in terms of supply chain and how are you working to mitigate this?”

Swapan Kataria: I would let Gunnar take that question again. As of now, I think we have done a study that does not scare us from these things, but if there were to be a delay, I think that would probably be on the tanks if I’m not wrong. Gunnar, can you?

Gunnar Knutsen: First, I actually have a question back. Are you talking about the LNG supply chain or are you talking about the execution supply chain?

Swapan Kataria: I think we should answer it from the execution standpoint because we are not doing molecules.

Gunnar Knutsen: Exactly. No, that was my point, Swapan. No, to be honest with you, I don’t really see a major supply chain risk at all. We are basing this on very well-known technologies. We are working with top-tier partners, EPCIC contractors. I don’t think anyone can say that they will fail. Siemens is doing this with mainly in-house equipment manufacturing. Wärtsilä is doing this with standard very well-known or very well-known, unused contractors themselves. Of course, the LNG space is quite PCD these days, so it’s likely that we will see long lead times on major equipment or common components. We have already assumed that in our scheduling.

So there is maybe one thing that we should mention in this and that we need to really understand and decide on the location for the dry dock. We will need to do a survey on that allocated area just out of Koottanad Port, which we’ll do as soon as we can, i.e. directly after funding. So from an execution point of view, this is in my head and with my experience it’s not a big issue. So I really don’t see that we have a major kind of execution risk in this as long as we know the parameters of the seabed, I mean, all the location on the dry dock.

Swapan Kataria: Awesome, thank you Gunnar. I hope that answers that question. Caldwell, back to you.

Caldwell Bailey: All right, thank you both. There is another question coming in, in terms of the pricing. “You did a good job laying out some of the go-forward expectations in terms of revenue and things like that. Could you help unpack the customer pricing model just a bit? At what points in the process are you earning revenue? You just mentioned you’re not involved in the molecules.”

Swapan Kataria: So traditionally the LNG industry, I think we all know, is working on a user-pay or a take-or-pay contracts. So when we sign a 20-year contract with one of our users, they will have to do a user pay. So if they end up not bringing a cargo, they would have to still pay for the capacity that they’ve booked at our terminal. So what we did was we did a market study in the sense that what are other people charging? When you’re trying to go to a market, you have to know what is the competitive landscape.

We felt that because our construction cost was lower than a typical land-based terminal and most of the benchmarking prices in India were on land-based and even in the UK were on the land-based. We could be a different price factor. So we could have technically sold it a little bit cheaper, but because of the higher margins we are making, it’s because the benchmarking is on land-based terminals and our construction cost is much lower than that. So do we have a room? Yes. So if you asked me what’s the breakeven, I think if we were to do 50 to 55% of our capacity booking, we would be breaking even.

Caldwell Bailey: All right, thank you Swapan. We have another question coming. Let me just make sure I’m getting this question correctly. “In terms of proprietary aspects of your business model, could you discuss those a little bit more? It seems that there’s a long history with this technology, but that you are differentiated. Could you just give us a little bit more color in terms of the differentiation or patent protection for your particular technology?”

Swapan Kataria: Right. I think Gunnar can explain it a little bit better on the engineering style side, but the way we look at it is this is not a patented technology. This has various parts into it. It has a concrete substructure. It has the tanks from GTT, which is from France, which is the most-used, best-in-class tanks in the LNG industry. As Gunnar explained earlier on Wärtsilä and [inaudible] and power plant from Siemens. I think what Crown has put together is the process flow and that is proprietary to Crown. I’ll let Gunnar explain a little more about it because he’s been involved with that negotiation and that tie-up with Aker.

Gunnar Knutsen: Yeah, I will, Swapan. This is right. We own what we call the process flow, which is actually our design, our specific design that includes the specific design of the GBS, the specific design of the process plant. Although the process plant is based on standard component. But actually how we put it together or actually how our contractor put it together on our behalf, that is what we own. No one can take that and copy it without us accepting it. When it comes to the GBS, I know that Aker has patents related to GBS’s, but I also know that none of these patents are relevant for our GBS.

I’m quite sure that Siemens has patents related to their own equipment, but again, Siemens will deliver their equipment to us and we will be allowed to use it. I don’t think that Wärtsilä has any patents because they are actually doing a very, very known process. But I assume that suppliers to Wärtsilä, like manufacturers, heat exchanger manufacturers and all that stuff, they may have patents to their own equipment. But again, we will have the full license-free right to use that solution inside our process flow protection.

Swapan Kataria: Thank you, Gunnar. I think maybe it’ll be a good idea to also... Jorn, can you talk a little. Jorn, you’re there?

Jorn S. Husemoen: Here, I’m here.

Swapan Kataria: Jorn, can you talk a little about how the structure has been placed between the holdco to the project companies so that the project companies will pay a fee for the process flow usage to the holding company, hence creating a revenue stream for the holding company?

Jorn S. Husemoen: Yeah, that’s a very good point, Swapan. Gunnar has been a very important part to put this in place. So these rights to the process flow that Gunnar explained is held by the holding company and the execution company we have in Norway. From the time of first gas, our project companies will then pay a royalty for the right to use this process flow over the lifetime of the project. So the royalties that we have included here is payable then from first gas and is in the range of two to three and a half percent of the revenue on an ongoing basis. So this is very good cash component for the holding company. 30 years, maybe 40 years.

Swapan Kataria: Yeah. Thank you. Thank you, Jorn. I hope that gives the wholesome picture of how the process flow and the rights are tied into Crown. Caldwell, thanks. Back to you.

Caldwell Bailey: All right, thanks to you all. There are no more questions in the queue. So with that, I would turn it back to Swapan for any closing comments before we sign off.

Swapan Kataria: No, I think it’s been a pleasure presenting Crown to everybody today. We want to thank for everybody’s time and the effort. Everybody’s life is busy, but what we really appreciate for you to take that time to understand Crown a little bit. We hope to see you again and hope to spend some more time with you individually. If there are any questions that pop up in your mind after today, feel free to connect with us. We are here to respond back to them. Thank you so much.

Caldwell Bailey: Thank you very much. That concludes the Crown LNG Analyst and Investor Day. Thank you very much for attending.

Swapan Kataria: Bye-bye.

Important Information and Where to Find It

This Investor Presentation is filed by Crown LNG Holdings Limited in connection with the previously announced business combination (“Business Combination”) among Catcha Investment Corp (“Catcha”), Crown LNG Holding AS (“Crown”), Crown LNG Holdings Limited (“PubCo”), and CGT Merge II Limited (“Merger Sub”), PubCo filed a registration statement on Form F-4 (the “Registration Statement”) (file no. 333-274832) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of ordinary shares of Catcha in connection with Catcha’s solicitation of proxies for the vote by Catcha’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of PubCo to be issued in the Business Combination. Catcha’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the related transaction documents, Catcha and Crown. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to Catcha’s stockholders as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Catcha Investment Corp, 3 Raffles Place #06-01, Bharat Building, Singapore, 048617, Attention: Patrick Grove.

Participants in the Solicitation of Proxies

Catcha and its directors and executive officers may be deemed participants in the solicitation of proxies from Catcha’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Catcha is contained in the registration statement on Form S-1, as amended, which was initially filed by Catcha with the SEC on January 25, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Catcha Investment Corp, 3 Raffles Place #06-01, Bharat Building, Singapore, 048617, Attention: Patrick Grove. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Crown’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Catcha in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

No Offer or Solicitation

This Investor Presentation is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination described herein. This Investor Presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 (as amended), or an exemption therefrom.

Forward-Looking Statements

This Investor Presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Business Combination and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Investor Presentation. Certain statements in this communication may be considered forward-looking statements. These forward-looking statements include, without limitation, Catcha’s, Crown’s and PubCo’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination and the timing of the completion of the Business Combination. For example, projections of future enterprise value, revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Catcha and its management, and PubCo and Crown and their management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Catcha, Crown, the combined company or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Catcha or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Catcha or Crown as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Catcha, Crown or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Crown’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Catcha’s final prospectus relating to its initial public offering dated February 11, 2021 and in subsequent filings with the SEC, including the proxy statement relating to the Business Combination filed by Catcha.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. None of Catcha or Crown undertakes any duty to update these forward-looking statements.